Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

November 23, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 142 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 142”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Thursday, October 22, 2015, with respect to Amendment No. 142. Amendment No. 142 was filed on September 10, 2015 and included disclosure with respect to the SPDR® Fossil Fuel Free ETF (the “Fund”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 142.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 142. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 142.

Prospectus Comments

1.	Comment: Please include page numbers and a completed the table of contents.

Response: Page numbers and a completed table of contents will be included in the Fund’s 485(b) filing with respect to the Fund.

2.	Comment: Please explain how Other Expenses are estimated to be 0.00%, as indicated in the Fund’s Fee Table.

Response: The Fund has a unitary management fee arrangement pursuant to which the Adviser pays all expenses of the Fund other than certain expenses noted in the “Management” section (“excluded expenses”). Excluded expenses are expected to be minimal or zero during the Fund’s first fiscal year and, therefore, Other Expenses are estimated to be 0.00%.

3.	Comment: Please remove the footnote below to the Fund’s Fee Table, as such a footnote is not permitted nor required by Form N-1A.

[1]	The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, the Fund’s Board of Trustees has determined that no such payments will be made through the next twelve (12) months of operation.

Response: The footnote was originally included in response to a comment provided by a previous reviewer on a prior Trust post-effective amendment. In response to this more recent request, the Registrant will consider removing the footnote in the next annual update.

4.	Comment: Please confirm that the fee waiver and/or reimbursement described in the third footnote to the Fund’s Fee Table will last at least one year from the effective date of the registration statement. In addition, please confirm that the fee waiver and/or reimbursement reflected in the example numbers in the “Fees and Expenses of the Fund” section is only reflected for the period of time for which the contractual waiver and/or reimbursement is in effect.

Response: The Registrant confirms that the fee waiver and/or reimbursement will be in effect for at least one year from the effective date of the registration statement (through October 31, 2017). The Registrant also confirms the fee waiver and/or reimbursement is reflected in the expense example only for the period of time for which the contractual waiver is in effect.

5.	Comment: Please supplementally provide the Fund’s Index methodology. In addition, please consider whether additional risk disclosure is warranted, given the Index’s novelty.

Response: The Index methodology will be provided supplementally. The Registrant does not consider new index risk to be a principal risk of the Fund and, therefore, no additional risk disclosure has been added.

6.	Comment: As discussed in “The Fund’s Principal Investment Strategy” section, we note that fossil fuel companies are excluded from the Index. Please explain if the Fund was created and/or is driven by investment-related considerations or socially responsible considerations.

Response: The creation of the Fund was driven by both investment-related and socially responsible considerations.

7.	Comment: Please confirm whether the Adviser was contacted by any potential investors regarding the creation of the Fund and, if so, whether large shareholder risk is appropriate.

Response: The Registrant acknowledges that it was contacted regarding the creation of the Fund. The Registrant has, accordingly, added large shareholder risk to the Prospectus.

8.	Comment: We note that, as part of its sampling strategy, the Fund may purchase a subset of securities included in the Index. Please supplementally provide a range of the percentage of securities in the Index of which a subset would comprise.

Response: The subset of securities included in the Index is expected to vary based on different circumstances and market conditions, including, for example, the size of the Fund’s total assets; the size, number and liquidity of securities included in the Index; and Fund creation and redemption activity. As a result, the Registrant is unable to provide a meaningful range. However, the Registrant confirms that the Fund’s portfolio holdings will comply with its exemptive relief.

9.	Comment: We note the Fund’s non-fundamental investment policy to invest at least 80% of its net assets in component securities that comprise its Index, but that the Fund also may invest in equity securities not included in the Index. Will these companies own fossil fuel reserves? If not, please state so explicitly and, if so, please explain why the name “Fossil Fuel Free” is appropriate for the Fund.

Response: The Fund seeks to track the performance of the S&P 500 Fossil Fuel Free Index and, therefore, the Registrant believes the Fund’s name is appropriate. While the Fund retains the right to invest in equity securities outside the Index, the Fund currently does not anticipate investing in companies outside of the Index constituents.

10.	Comment: We note that previously-filed prospectuses for certain series of the Trust contain references to both (i) an 80% policy to invest a fund’s total assets in its underlying index, consistent with the Trust’s exemptive relief, and (ii) an 80% policy to invest its net assets in investments suggesting by the fund’s name, consistent with Rule 35d-1 (the “Names Rule”). We are unable to locate a Names Rule policy in this Prospectus. Please tell us where it is located or revise the Prospectus to include it, consistent with past practice.

Response: The following has been added to the “Additional Strategies Information” section:

The Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment.

In addition, the following non-fundamental policy has been added to the SAI:

The Fund will not invest, under normal circumstances, less than 80% of its net assets, plus the amount of borrowings for investment purposes, in securities of companies that do not own fossil fuel reserves.

11.	Comment: For purposes of clarity, please revise the second sentence of the third paragraph under “The Fund’s Principal Investment Strategy.”

Response: The sentence has been revised as follows:

The Index is a subset of the S&P 500 Index (the “Underlying Index”), which serves as the initial universe of eligible securities for the Index.

12.	Comment: Please explain why metallurgical coal is not considered a fossil fuel and, therefore, why its inclusion in the Index is appropriate.

Response: The exclusion of metallurgical coal from the definition of fossil fuel reserves is intended for consistency with industry protocol. Metallurgical coal is not generally considered a fossil fuel reserve because it is used for producing steel and not for energy production purposes, and it is not readily substitutable for such purposes.

13.	Comment: We note that many companies with financial exposure to fossil fuel reserves, such as pipeline companies and oil field service providers, are included in the Index. If the Fund’s portfolio as a whole will be materially exposed to the fossil fuel industry despite the exclusion from the Index of companies with fossil fuel reserves, please revise the Fund’s risk disclosure to address such exposure.

Response: The Registrant does not expect that the Fund’s portfolio as a whole will be materially exposed to the fossil fuel industry (e.g., pipeline companies and oil field service providers) and believes the disclosure appropriately discloses the risks of investing in the Fund. The Fund therefore has not revised its disclosure.

14.	Comment: Please explain why the Fund will use a sampling strategy given the overall liquidity of the Index.

Response: The Fund may employ a sampling strategy under various circumstances where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index).

15.	Comment: For purposes of clarity, please revise the discussion of “Index Construction Risk” in the “Principal Risks of Investing in the Fund” section.

Response: The discussion has been replaced with the disclosure below. In addition, the discussion has been moved from the Fund’s summary section to the “Additional Risk Information” section.

Index Construction Risk. A security included in an Index may not exhibit the characteristic or provide the specific exposure for which it was selected and consequently the Fund’s holdings may not exhibit returns consistent with that characteristic or exposure.

16.	Comment: For purposes of clarity, please revise the discussion of “No Fossil Fuel Ownership Risk” in the “Principal Risks of Investing in the Fund” section.

Response: The disclosure has been revised as follows:

~~NO~~ FOSSIL FUEL FREE OWNERSHIP RISK: The lack of ~~fossil fuel~~ ownership of fossil fuel reserves ~~may not be indicative of a company’s profitability and~~ may potentially have an adverse effect on a company’s profitability. The returns on a portfolio of securities that excludes companies that own fossil fuel reserves may trail the returns on a portfolio of securities that includes companies that own fossil fuel reserves.

17.	Comment: We note that discussions of Financial Sector Risk, Health Care Sector Risk and Information Technology Risk are included in the “Principal Risks of Investing in the Fund” section. If the Fund will be concentrated in a sector, please state so directly or otherwise explain the relevance of the included disclosure.

Response: The following has been added to “The Fund’s Principal Investment Strategy” section:

As of September 30, 2015, a significant portion of the Index comprised companies in the technology, financial and health care sectors, although this may change from time to time.

18.	Comment: Please explain why inclusion of the discussion of “Non-Diversification Risk” is appropriate in light of the size of the Index.

Response: The Index’s methodology is silent on diversification and, as a result, the Index may or may not at any given time be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it most appropriate to consider the Fund as non-diversified and include appropriate risk disclosure.

19.	Comment: Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective. In this respect, we note that the stated investment objective is to track the Fund’s Index, so changing the Fund’s investment objective is tantamount to changing the Fund’s Index.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

20.	Comment: Please confirm that investments in derivatives are not a principal strategy of the Fund.

Response: The Registrant confirms that the Fund does not intend to use derivatives as a part of its principal investment strategies.

21.	Comment: Please clarify how the following sentence, as included in the discussion of “Concentration” in the “Additional Risk Information—Non-Principal Risks” section, is consistent with passively tracking the Fund’s index.

The Fund may establish or terminate a focus in an industry, market or economic sector at any time in the Adviser’s discretion and without notice to investors.

Response: The sentence will be removed in the Fund’s 485(b) filing.

22.	Comment: Consider replacing the term “may” in the following sentence in the discussion of “Conflicts of Interest” in the “Additional Risk Information—Non-Principal Risks” section with “will” in order to be more definitive.

An investment in the Fund may be subject to a number of actual or potential conflicts of interest.

Response: The Registrant believes the current disclosure is appropriate as an investment in the Fund may not necessarily be subject to conflicts of interest.

23.	Comment: Please revise or remove the following sentence, as included in the “Additional Tax Information” discussion, since it is similar to a cross-reference.

Investors, including non-U.S. investors, should consult the SAI tax section for more complete disclosure.

Response: The sentence has been replaced with the following:

Investors, including non-U.S. investors, may wish to consult the SAI tax section for more complete disclosure.

SAI Comments

24.	Comment: We note that the Fund may invest up to 20% of its assets in derivatives. Please confirm whether the Fund will invest in derivatives as a part of its principal investment strategies. If so, please augment the Fund’s Prospectus to reflect that derivatives are a principal investment strategy and explain supplementally how the Fund will comply with applicable SEC requirements.

Response: The Registrant confirms that the Fund does not intend to use derivatives as a part of its principal investment strategies.

25.	Comment: We note that the fundamental policy regarding concentration under “Investment Restrictions” references the composition of the Fund’s Index, while the discussion of sampling in the Prospectus ties concentration to the Index’s performance. As composition is not the same measure as performance, please advise whether a problem would arise in the event that the Fund’s sampling strategy causes the Fund to concentrate.

Response: The Fund does not concentrate in an industry unless the underlying Index is concentrated in that industry. As a result, the Adviser believes the Fund’s concentration policy and use of a sampling strategy are consistent.

26.	Comment: Please explain the basis for why the operational matters discussed in the “Required Early Acceptance of Orders” are permissible under Rule 22c-1 under the 1940 Act.

Response: As we have previously discussed with the Staff, we believe that the “Required Early Acceptance of Orders” is fully consistent with both the requirements and the policies of Rule 22c-1. The primary concern that led to the adoption of Rule 22c-1 was that fund shares were being purchased and redeemed at a previously determined NAV. The Commission sought to “eliminate or reduce so far as reasonably practicable” (1) any dilution of the value of outstanding shares and (2) other results that are unfair to the holders of outstanding shares. According to the Commission, the effect of the Rule was to “prohibit the practice of selling [and redeeming] securities for a certain period of time at a price based on a previously established [NAV].”

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. As discussed above, we plan to request acceleration with respect to the new 485(a) filing and are happy to answer any questions that may facilitate your review. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:   Josh Weinberg, Esq.

W. John McGuire, Esq.